SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3 – Final Amendment)

RADIANT SYSTEMS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS UNDER RADIANT SYSTEMS, INC. AMENDED AND RESTATED 1995 STOCK OPTION PLAN (Title of Class of Securities)	75025N10 (CUSIP Number of Class of Securities) (Underlying Common Stock)

Mark E. Haidet

Chief Financial Officer

Radiant Systems, Inc.

3925 Brookside Parkway

Alpharetta, Georgia 30022

Telephone: (770) 576-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Arthur Jay Schwartz, Esq.

Smith, Gambrell & Russell, LLP

1230 Peachtree Street, N.E., Suite 3100

Atlanta, Georgia 30309

(404) 815-3632

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$12,260,377	$1,553.39

* For the purpose of calculating the filing fee only, this amount assumes that options to purchase 2,538,767 shares of common stock of Radiant Systems, Inc. having an aggregate value of $11,660,764 as of October 22, 2001 will be exchanged pursuant to this offer.

☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$1,553.39	Filing party:	Radiant Systems, Inc.
Form or Registration No.:	Schedule TO-I	Date Filed:	December 2, 2004

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ Third-party tender offer subject to Rule 14d-1.

☒ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transaction subject to Rule 13e-3.

☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐.

Introductory Statement

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “Commission”) on December 2, 2004 (the “Schedule TO”), as previously amended by Amendment No. 2 to Schedule TO filed with the Commission on December 20, 2004, and Amendment No. 1 to Schedule TO filed with the Commission on December 9, 2004, relating to the offer by Radiant Systems, Inc. (“Radiant”) to exchange options outstanding under Radiant’s Amended and Restated 1995 Stock Option Plan (the “Option Plan”), to purchase shares of Radiant’s common stock, no par value per share, for new options to purchase shares of common stock to be granted under the Option Plan, upon the terms and subject to the conditions described in the Amended and Restated Offer to Exchange, dated December 20, 2004, and Letter of Transmittal (the “Letter of Transmittal” and, together with the Amended and Restated Offer to Exchange, as they may be amended from time to time, the “Offer”). Radiant hereby amends and supplements the Schedule TO as set forth below.

Item 4 of the Schedule TO is hereby amended and supplemented to add the following paragraph (c):

(c) The Offer expired at 11:59 p.m., Eastern time, on Thursday, December 30, 2004. Pursuant to the Offer, we accepted for exchange options to purchase 116,094 shares of common stock, representing approximately 5.9% of the options that were eligible to be tendered in the Offer. Upon the terms and subject to the conditions of the Offer, we will grant new options to purchase an aggregate of 50,922 shares of common stock in exchange for such tendered options. We will promptly send each option holder whose options have been accepted for exchange a letter, substantially in the form of Exhibit (a)(5) as previously filed, indicating the number of shares of common stock subject to such holder’s options that have been accepted for exchange, the corresponding number of shares of common stock that will be subject to the options that will be granted to such holders and the expected grant date of the new options.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2005

RADIANT SYSTEMS, INC.

By:	/S/ MARK E. HAIDET
Name:	Mark E. Haidet
Title:	Chief Financial Officer